August 12, 2020TSX: SAM
OTCQB: SHVLF

STARCORE ANNOUNCES

1ST QUARTER PRODUCTION RESULTS

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) announces production results for the first quarter of the fiscal year 2021, ended July 31, 2020, at its San Martin Mine (“San Martin”) in Queretaro, Mexico.

The current pandemic in Mexico is testing our capacity to respond quickly and diligently and so far has not impacted our operations in a material way. Nonetheless, the Company continues to take precautionary measures to ensure the safety of the workers and the surrounding communities.

“The operational excellence programs and strict cost control have proven successful with higher productivity, better grade and a total cost reduction” said Salvador Garcia, COO of the Company. “We are continuing to produce profitable ounces and taking advantage of the current gold and silver price environment. In addition, we are revisiting areas of the mine that were passed over due to grade when metal prices were lower, in conjunction with exploration programs that continue to increase the reserves through drilling and development.”

San Martin Production	Q1 2021	Q4 2020	Q/Q Change	YTD 2021	YTD 2020	Y/Y Change
Ore Milled (Tonnes)	59,099	56,596	4%	59,099	60,822	-3%
Gold Equivalent Ounces	3,259	2,925	11%	3,259	3,711	-12%
Gold Grade (Grams/Ton)	1.70	1.65	3%	1.70	2.00	-15%
Silver Grade (Grams/Ton)	29.17	25.32	15%	29.17	32.40	-10%
Gold Recovery (%)	88.77	88.72	0%	88.77	84.99	4%
Silver Recovery (%)	56.53	55.77	1%	56.53	58.33	-3%
Gold: Silver Ratio	97.22	102.59		97.22	89.11

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone:  (604) 602-4935 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

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for the adequacy or accuracy of this press release.